Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is the text of an email sent to Kraft employees on April 10, 2015.

Kraft Employees,

As promised on March 25, I want to make sure we are keeping all employees updated on the merger process and our progress along the way.

It is important to note that we are very limited in what we can say due to regulatory requirements and the fact that there are a number of questions that we simply cannot answer at this stage. Still, we remain committed to providing timely updates on important information as appropriate.

We have established a Project Management Office (PMO) to help guide this process across the organization and leadership teams are receiving more information on how we should conduct business and communicate during this important interim period.

Earlier this week, you all heard from the future CEO of the Kraft Heinz Company, Bernardo Hees. Members of all of our Division and Function leadership teams also had the opportunity to meet with him in person.

Today, we passed another milestone when Heinz filed a Form S-4 Registration Statement, which also includes the draft Proxy Statement that will be sent to Kraft shareholders, with the Securities and Exchange Commission (SEC). This required filing describes the proposed merger and is subject to the review of the SEC.

The filing is public so there may be media coverage, analysis and speculation as a result of the filing with the SEC. However, as always, our policy is to never comment on rumors or speculation. If you have any questions, please ask your Division or Function Leader and keep in mind, again, that at this stage of the process there are many questions we just cannot answer.

In addition, we’ll be conducting employee surveys and roundtables to better understand what questions you have and how you would like to receive updates on this process. We are also planning to launch an internal microsite that will provide a single place for you to stay up to date on merger-related information. All of this is to ensure your questions and concerns are heard and that appropriate, relevant information is available to you in a timely manner.

In terms of additional merger milestones, we will now await comments (if any) from the SEC before finalizing and mailing the definitive proxy statement to Kraft shareholders. About a month after we mail the proxy statement, we will hold a special shareholder meeting for Kraft shareholders to vote on whether to approve the merger. At the same time we are preparing these filings with the SEC, we are working to obtain antitrust clearance in the United States and Canada, which are additional conditions to completing the merger. While this timeline is contingent on many things beyond our control, we are still on track to close sometime in the second half of the year.

As I said at the outset, a merger is a complicated and time-consuming process, so my continued ask of all of you is that you maintain your focus on the business and deliver your commitments.

We’ll have an indication of how we’re doing when we release Q1 2015 earnings on April 28. I’ll be back with an update on the business then.

Thank you for your continued partnership and for your patience and support during this process.

All the best,

John Cahill

Chairman and CEO

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, on April 10, 2015, Heinz filed a registration statement on Form S-4, containing a preliminary proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement has not yet become effective. This communication is not a substitute for the registration statement (once declared effective), definitive proxy statement/prospectus or any other documents that Heinz or Kraft has or may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.